Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
January 16, 2007
(212) 701-3277
          Re: Validus Holdings, Ltd.
Ladies and Gentlemen:
     Attached for filing with the Securities and Exchange Commission (the “Commission”) on behalf of Validus Holdings, Ltd. (the “Company”) pursuant to the Securities Act of 1933, as amended, is a conformed Registration Statement on Form S-1 (the “Registration Statement”) with exhibits, submitted electronically via the EDGAR system, for an initial public offering of common shares by the Company. The Company has wired funds in the amount of $21,400.00 for the registration fee to the Commission’s account.
     Please call the undersigned at (212) 701-3277 should you have any questions or comments with regard to this matter.

Sincerely,

Timothy Howell
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
[Enclosures]